UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town, Wujin District,

Changzhou City, Jiangsu, China 213164.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 11, 2023, EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the investors listed on the signature pages thereto (the “Investors”), in connection with the offer and sale (the “Offering”) of an aggregate of 8,498,125 ordinary shares of the Company and accompanying warrants (as further described herein) at a combined purchase price of $1.13 per ordinary share and accompanying warrants, with each ordinary share being sold together with one common warrant (the “Common Warrant”) exercisable for one ordinary share at an exercise price of $1.13 per ordinary share, by which the Investors can purchase up to 8,498,125 ordinary shares, and four exchange warrants (the “Exchange Warrants,” together with the Common Warrants, the “Warrants”) each exercisable for one ordinary share at an exercise price of $1.13 per ordinary share, by which the Investors can purchase up to 33,992,500 Ordinary Shares, in a registered direct offering, being made pursuant to the Company’s “shelf” registration statement on Form F-3 (File No. 333-263315), which was declared effective by the Securities Exchange Commission (the “Commission”) on November 30, 2022, the prospectus contained therein and a prospectus supplement filed with the Commission on September 11, 2023.

In addition to the customary cashless exercise rights provided in both the Common Warrants and the Exchange Warrants, the Exchange Warrants will also provide an alternate right to exercise on a cashless basis and receive the total number of ordinary shares which the holder would have received if exercised, in full, for cash. The Warrants are immediately exercisable and may be exercised for a period of three years following the issuance date. Additionally, under the Warrants, the Company may not effect the exercise of any Warrant, and a holder will not be entitled to exercise any portion of a Warrant, which, upon giving effect to such exercise, would cause the aggregate number of the Company’s ordinary shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, at the election of the holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.

On August 17, 2023, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with Aegis Capital Corp. (the “Placement Agent”), relating to the Offering. Aegis Capital Corp. is acting as the sole placement agent for the Offering. The Company will pay the Placement Agent as compensation a cash fee equal to $800,000, which is 8% of the gross proceeds of (i) the Offering and (ii) an additional $397,119 of gross proceeds from one of the Investors in connection with a closing on the sale of 351,433 ordinary shares on September 11, 2023, in connection with which the Placement Agent also acted as the sole placement agent. The fees payable to the Placement Agent include a 1% non-accountable expense allowance. The Placement Agent will also be reimbursed for certain legal fees.

Each of the Placement Agency Agreement and the Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing, indemnification rights and obligations of the parties. The representations, warranties and covenants contained in the Securities Purchase Agreement were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Offering is expected to close on or around September 13, 2023.

The foregoing descriptions of the Placement Agency Agreement, the Warrants and the Securities Purchase Agreement do not purport to be complete and are qualified in their entirety by the full text of the Placement Agency Agreement, the Form of Common Warrant, the Form of Exchange Warrant, and the Securities Purchase Agreement each of which is attached hereto as Exhibits 1.1, 4.1, 4.2 and 10.1, respectively.

The legal opinion of Maples and Calder relating to the legality of the issuance and sale of the ordinary shares, the Warrants and the ordinary shares issuable upon exercise of the Warrants in the Offering is attached as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K. The legal opinion of DeHeng Law Offices (Shenzhen) regarding certain legal matters as to the laws of the People’s Republic of China is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

On September 12, 2023, the Company issued a press release announcing the launch of the Offering. A copy of that press release is attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
1.1	Placement Agency Agreement between Aegis Capital Corp. and EZGO Technologies Ltd. dated August 17, 2023
4.1	Form of Common Warrant
4.2	Form of Exchange Warrant
5.1	Legal Opinion of Maples and Calder
10.1	Form of Securities Purchase Agreement, dated September 11, 2023, by and between the Company and the purchasers listed on the signature pages thereto
23.1	Consent of Maples and Calder (contained in Exhibit 5.1)
23.2	Consent of DeHeng Law Offices (Shenzhen) (contained in Exhibit 99.1)
99.1	Legal Opinion of DeHeng Law Offices (Shenzhen)
99.2	Press Release issued by the Company on September 12, 2023.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EZGO Technologies Ltd.

Date: September 13, 2023	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

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